January 9, 2013
ATTORNEYS AT LAW
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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
099654-0101

VIA EDGAR SYSTEM

Mr. Daniel F. Duchovny Special Counsel Office of Mergers & Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628
Re:          Pro-Dex, Inc.
Definitive Additional Materials filed by AO Partners I, L.P. et al.
Filed on January 3, 2013
File No. 000-14942

Dear Mr. Duchovny:

We are writing this letter on behalf of our client AO Partners Group.  The AO Partners Group currently consists of the following (collectively, the “AO Partners Group”): AO Partners I, L.P., a Delaware limited partnership; AO Partners, LLC, a Delaware limited liability company; Glenhurst Co., a Minnesota corporation; and Nicholas J. Swenson.  The AO Partners Group, William J. Farrell III, and the Farnam Group (the “Farnam Group” consists of Farnam Street Partners, L.P., a Minnesota limited partnership, Farnam Street Capital, Inc., a Minnesota corporation, and Raymond E. Cabillot) are participants in the AO Partners Group’s solicitation to elect three directors to the board of directors of Pro-Dex, Inc. (“Pro-Dex” or the “Company”).  Throughout this letter, unless otherwise noted the words “we”, “us” and “our” refer to the AO Partners Group and, as applicable, the participants in the AO Partners Group’s solicitation.

Set forth below are the AO Partners Group’s responses to the January 4, 2013 comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the AO Partners Group’s Definitive Additional Materials referenced above (the “Proxy Materials”).  The numbered items set forth below (in bold italics) express the comments of the Staff, and following such comments are the AO Partners Group’s responses (in regular type).  In addition, under separate cover, the AO Partners Group is providing you a copy of certain supplemental material that you requested.

In connection with the responses below, each participant acknowledges (1) that the participant is responsible for the adequacy and accuracy of the disclosure in the filing; (2) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) that the participant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Securities and Exchange Commission
January 9, 2013

1.           Please support the statements in your disclosure regarding the contents of the ISS report.

Response:                      With regard to supporting our disclosure regarding the contents of the ISS report, we are transmitting the ISS report to you on a supplemental basis.

2.           Please revise to clarify what you mean by “the requirements of public board service and effective boardroom leadership.” Please also clarify how the nominees intend to help “management better steward Company resources and grow revenue.”

Response:                      When we speak of the requirements of public board service and effective boardroom leadership, we are talking about the responsibility of the board of directors to protect shareholder value.  The discussion in our proxy statement under the heading “Failure of the Current Board to Protect Shareholder Value” supports our contention that the current board has failed to protect shareholder value.

We intend to help management better steward Company resources and grow revenue, by adding a new perspective and decision-making process to the current board, as discussed in our proxy statement.  As noted in our proxy statement, when elected we plan to lead a very thorough and complete and intense review of the Company, and our nominees will strive to reverse the Company’s poor financial performance by being well informed, independent, and decisive, with a strong focus on building long-term shareholder value.

We will provide this revised disclosure in future Proxy Materials.

*     *     *     *     *

If you have any questions or comments, call Peter D. Fetzer at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:           Geoff Kruczek
  U.S. Securities & Exchange Commission